[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8890

Fax: (212) 859-4000

mark.hayek@friedfrank.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE STAFF. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE SEC’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*]”.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO

17 C.F.R. §200.83 BY NAVIOS MARITIME HOLDINGS INC.

December 8, 2017

VIA EDGAR

Ms. Melissa Raminpour

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navios Maritime Holdings Inc.
Form 20-F for the Year Ended December 31, 2016
File No. 001-33311

Dear Ms. Raminpour:

This letter sets forth the response of Navios Maritime Holdings Inc. (the “Company”) to the comment letter, dated November 29, 2017, of the staff of the Division of Corporate Finance (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 (the “2016 Form 20-F”) that was filed with the United States Securities and Exchange Commission (the “SEC”) on April 27, 2017.

For reasons of business confidentiality, in a separate letter dated the date hereof, we are requesting that certain information not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R.200.83) adopted under the Freedom of Information Act, and in compliance with the applicable procedures, a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the SEC’s EDGAR system. The information for which the Company has requested confidential treatment is circled in the letter submitted to the Staff in paper form and the omitted information is identified by the symbol “[*]” in the copy filed electronically on EDGAR.

Critical Accounting Policies, page 95

Goodwill and Other Intangibles, page 98

1.	Your critical accounting policy related to Goodwill states that you performed Step 1 of your goodwill impairment test and the fair value of both reporting units exceeded the carrying amount of the net assets. Given the losses you sustained in both of your segments in 2015, 2016, and in the first six months of 2017, along with the fact that your market capitalization is significantly lower than your book value, it appears there is significant uncertainty regarding the recoverability of goodwill. Please tell us the percentage by which fair value exceeded carrying value and revise to disclose this information or state that fair value substantially exceeded the carrying value. Also, please provide us with a reconciliation of the aggregate fair values of your reporting units to your market capitalization as of December 31, 2016 and June 30, 2017. As part of your response, please include the following information:

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

December 8, 2017

•	Tell us the assumptions used in step one of your goodwill impairment test for each reporting unit, including your discount rate, and why you believe each is reasonable.

•	If there is a control premium, explain to us how you calculated the control premium and explain to us why you believe a control premium exists.

•	Explain to us how the results of your goodwill impairment test compare with your industry peers from an Enterprise Value to Revenue or Enterprise Value to EBITDA perspective or other market metrics that are relevant to your industry.

Response:

Carrying Value and Fair Value

Below is a table outlining the fair value of the Dry Bulk Vessel Operations and the Logistics Business:

	As of December 31, 2016
		Carrying				Fair value-		Average of		% of fair value
	Carrying	value of	Fair value -			market		fair values		exceeded
(in thousands)	value of equity	goodwill	income method			approach (1)		methods		carrying value
Dry Bulk Vessel Operations	$643	$56	$	[	*]	$ [	*]	$ [	*]	[	*]%
Logistics Business (2)	346	104	$	[	*]					[	*]%

	989	160
Eliminations	(311)

Consolidated Equity	$678

(1)	Market approach = Dry Bulk Vessel Operations EBITDA x average enterprise value/EBITDA multiples of dry bulk peer group.
(2)	For the Logistics Business, only the income method was used to perform the annual goodwill impairment test.

The Company acknowledges the Staff’s comment and in future filings of the Annual Report on Form 20-F, will revise the Impairment of Goodwill disclosure to state that the fair value of the reporting units substantially exceeded the carrying value of the reporting units, to the extent still applicable.

Market Capitalization

Consistent with its response to the Staff’s comment letter dated August 28, 2015, the Company respectfully advises the Staff that while it considers its share price, both at a point in time and over periods of time, in connection with the identification of potential triggering events and/or the determination of whether an impairment exists, it has no express policy regarding the preparation of a reconciliation of the aggregate fair value of its reporting units to its market capitalization at any point in time.

Below is a comparison of the Company’s market capitalization and net book value as of December 31, 2016 and June 30, 2017 prepared for purposes of this response letter:

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

December 8, 2017

	As of December 31, 2016			As of June 30, 2017
Market capitalization - common shares		$165,155			$163,711
Market capitalization - preferred series G		10,971			22,408
Market capitalization - preferred series H		20,313			44,749

Total Market Capitalization		$196,439			$230,868

Control premium ([*]%)		[	*]		[	*]
Minimum Fair Value of Navios Holdings	$	[	*]	$	[	*]
Book value - Navios Holdings (excluding NCI)		$678,287			$593,938
Market Capitalization below Equity Value	$	[	*]	$	[	*]

Step One Goodwill Impairment test – Assumptions Used

A discounted cash flow analysis requires us to make a number of subjective judgments to support our assumptions about time charter, voyage and port terminal revenues, product revenue, vessel operating costs, costs of products sold, capital expenditures, discount rates, terminal values and growth rates. Assumptions about time charter, voyage and port terminal revenues, product revenue, vessel operating costs, costs of products sold, capital expenditures and growth rates are based on our budgets, business plans, economic projections, and anticipated future cash flows. The annual planning process that we undertake to prepare the long range financial forecast takes into consideration a multitude of factors, including historical growth rates and operating performance, related industry trends (i.e. expected cancellation of new building orders, increased scrapping rates), macroeconomic conditions, inflationary and deflationary forces, pricing strategies, customer demand analysis (i.e. continued strong demand for seaborne commodities), operating trends, competitor analysis, and marketplace data, among others, all of which require that we make significant judgments and estimates.

The following outlines the key assumptions used in step one of the Company’s goodwill impairment tests as of December 31, 2016, for each of the reporting units, which are based on the Company’s most current long-range forecasts.

Dry Bulk Vessel Operations

The following outlines the assumptions that are subject to greatest level of sensitivity:

•	Time charter and voyage revenue – In developing the estimates of future undiscounted projected revenue, for fixed days, the Company utilizes the existing time charter rate and for unfixed days, the Company applies in its first year of estimates the one-year historical average of the one-year time charter rate and the for the following years it applies the 10-year historical average one-year charter rate. The Company believes using the historical averages of one-year rates (for one-year and 10-year periods, as applicable) for unfixed days is a reasonable range given the cyclicality of our industry and consistent with industry practice. The revenue achieved during the nine-month period ended September 30, 2017 was approximately [*]% higher than the projected revenue used in the Company’s impairment analysis and, with the continuous improvement in the freight market, the Company expects revenue to be approximately [*]% higher for the year ending December 31, 2017 as compared to the projected revenue used in the Company’s impairment analysis.

•

Discount rate – The discount rate used as of December 31, 2016 was [*]%. The Weighted Average Cost of Capital (“WACC”) used in the Company’s impairment analysis is based on the calculated cost of equity (using [*]) and cost of debt components (which equals the Company’s weighted average borrowing costs from the respective credit facilities and outstanding bonds) as well as the

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

December 8, 2017

Company’s capital structure. The Company believes that the discount rate is reasonable as cost of equity was calculated using [*] which adds risk premiums to a safe rate of return and the cost of debt was calculated using actual outstanding debt of the Company.

For years beyond the forecast:

•	Growth rate – The Company assumed a [*]% growth rate.

•	Terminal Value – Residual (terminal) value as of December 31, 2021 is calculated based on the assumptions for the final year of the five-year forecast period.

The following outlines other key assumptions which are subject to less sensitivity:

•	Operating costs – Operating costs include direct vessel expenses of our owned fleet calculated by vessel type and long-term vessel charter-in expenses. The Company has applied an inflation factor of [*]% beginning in [*] and beyond for vessel direct costs. The Company believes the inflation factor is reasonable when compared to available market data. From January 2017 through September 2017, operating costs have been trending below the estimates used in the discounted cash flow analysis.

•	Dividend income – [*].

•	Capital expenditures – The Company considers as capital expenditure all outflows for which contractual commitments existed as of December 31, 2016. For the terminal value assumptions, the Company utilizes [*] as a capital expenditure amount in perpetuity.

•	Income taxes – The Dry Bulk Vessel Operations has immaterial tax impact as the majority of the operations are not subject to corporate income taxation rather only to tonnage tax, which is considered immaterial.

Logistics Business

The following outlines the assumptions that are subject to greatest level of sensitivity:

•	Time charter, voyage and port terminal revenues – In developing the estimates of future undiscounted projected revenues the Company utilized:

•	Time charter, voyage revenue – For the fixed days, the Company utilized contracted time charter rates and for the unfixed days, the Company applied (a) for barge convoys, in its first year estimated the time charter equivalent rate of its most recent freight contract, and for the following years it applied, [*] and (b) for the product tanker vessels the actual rates earned under recent similar contracts [*]. Given the limited availability of market data, the Company believes it is reasonable to use [*] for unfixed days.

•

Port terminal revenues – For the existing grains and liquid terminals, the Company assumed there would be [*] million tons of grain cargo and cubic meters of liquid cargo for 2017, [*], each multiplied by current contracted or market rates [*]; the amount is in line with 4.9 million tons of grain and cubic meters of liquid cargo for 2015. In 2016, the total throughput was affected by adverse weather effects that impacted mainly Uruguayan soybean production and exports. For the new mineral terminal that commenced operations in the second

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

December 8, 2017

quarter of 2017, the Company assumed there would be [*] million tons of mineral cargo for 2017 and [*] million tons for 2018 through 2021, each multiplied by contracted rates. The new mineral terminal has an annual transshipment capacity of 10 million tons annually. For the new mineral terminal, the Company has signed a 20-year take-or-pay transshipment contract with minimum guaranteed transshipment volume of 4.0 million tons annually and an option for the client to increase throughput to 6.0 million tons annually.

•	Discount rate – The real discount rate used as of December 31, 2016 was [*]%. The real WACC used in the Company’s impairment analysis is based on the calculated real cost of equity (using [*]) and after-tax, real cost of debt components (which equals the Company’s weighted average borrowing costs from the respective credit facilities and outstanding bonds) as well as the Company’s capital structure. The Company believes that the discount rate is reasonable as cost of equity was calculated using [*] which adds risk premiums to a safe rate of return and the cost of debt was calculated using actual outstanding debt of the Company.

•	For years beyond the forecast:

•	Growth rates – The Company utilized a constant real growth rate equal to [*]% as of December 31, 2016 in order to calculate the residual value. The real growth rate was determined by reference to the average of the following: (1) [*] and (2) [*]. The Company believes that the methodology to calculating the growth rate is reasonable given that the data is primarily driven by market data.

•	Terminal Value – Residual (terminal) value as of December 31, 2021 is calculated using [*] and a growth rate based on the assumptions for the final year of the five-year forecast period.

The following outlines other key assumptions which are subject to less sensitivity:

•	Time charter, voyage, port terminal, direct vessel, general and administrative and other expenses – Expenses include voyage and direct costs of our owned fleet and long-term charter-in expenses, operating expenses of our port terminals, general and administrative expenses, and other expenses including taxes other than income tax. For the 2017-2021 forecast period the Company used the historical expenses incurred per each type of expenses and applied a range of [*] year-on-year increase.

•	Sale of products – In developing the estimates of future undiscounted projected revenue, the Company assumed volumes of products sold as stable for the period 2017-2021, which is close to the average for the five-year period 2012-2016. The Company used the then-current market rates as of December 31, 2016 for 2017 and applied a [*]% year-on-year increase in rates, in-line with a [*]% year-on-year increase applied in costs of products sold.

•	Costs of products sold – The Company assumed stable volumes of products sold for the period 2017-2021, which is close to the average for the five year period of 2012-2016. The Company assumed the then-current purchase cost for products as of December 31, 2016 for 2017, and applied a [*]% year-on-year increase through 2021.

•	Capital expenditures – The Company considers as capital expenditure all outflows for which contractual commitments existed as of December 31, 2016. Additionally, the Company utilizes an annuity calculation [*] as a capital expenditure amount in perpetuity.

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

December 8, 2017

•	Income taxes – The Company estimated income taxes at the currently enacted rates of 35% for Argentina, 34% for Brazil and 10% for Paraguay. The Company is not subject to income tax in Uruguay or Panama.

Control premium

The Company believes that its market price does not reflect a control premium that should be considered in the calculation of the fair value of the Company. Based on its analysis and consideration, including recent fluctuations in its share price, the Company believes its control premium to be [*]% at December 31, 2016. This control premium is [*]. The Company believes that a control premium of this magnitude is justified because:

•	Specifically as it relates to the Company, in addition to its own fleet of 64 vessels, there is also significant value driven by the investments in its affiliates and the contracts to provide both commercial and technical management to all of the vessels of its affiliates (consisting of approximately 119 vessels). By obtaining control of the Company, a controlling shareholder would also obtain financial investments in the following three public affiliates: Navios Maritime Partners L.P., - NYSE:NMM, Navios Maritime Acquisition Corporation - NYSE:NNA and Navios Maritime Midstream Partners L.P. - NYSE:NAP. These three companies together own over 79 vessels. Three other affiliates, Navios Maritime Containers Inc., Navios Europe Inc. and Navios Europe (II) Inc., together own an additional 40 vessels. As a result, control of the Company would give the investor commercial and management of an additional 119 vessels.

•	Any controlling investor would be able to derive significant synergies and operating efficiencies (i.e., cash savings and cost control) from in-house commercial and technical ship management expertise. In fact, because of the in-house economies of scale from these commercial and technical departments, for the twelve months ended December 31, 2016 and the twelve months ended September 30, 2017, the Company’s operating costs were estimated to be more than [*]% lower than the average market operating costs calculated using its fleet mix [*].

Industry Peer Data – Dry Bulk Industry

The Company respectfully advises the Staff that our industry peers, as outlined below, do not have goodwill and therefore, the Company is not able to provide a comparison to our goodwill impairment test.

Below is a table that provides multiples that the Company believes to be the most relevant to the dry bulk industry. The peer group used for this purpose was comprised of seven publicly-traded companies active in the dry bulk shipping industry.

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

December 8, 2017

Dry Bulk Comparable Company Analysis

(in USD millions)
Dry Bulk Comparable Company Analysis
	Ticker	Stock Price [1]	Shares o/s	Market Cap	Enterprise Value [2]	2016E [3]	EV/EBITDA
							2016A	2017E [3]	2018E [3]
Diana Shipping	DSX	$3.02	82.5	$249.3	$814.9	NM	NM	NM	14.0
Safe Bulkers	SB	1.15	97.2	111.8	792.7	22.3	20.4x	16.8x	8.8
Star Bulk Carriers	SBLK	5.11	56.1	286.5	1,062.3	NM	NM	22.0x	7.7
Golden Ocean	GOGL	4.71	105.9	499.0	1,327.4	NM	NM	NM	13.6
Scorpio Bulkers	SALT	5.05	75.3	380.3	750.2	NM	NM	NM	20.9
Eagle Bulk Shipping	EGLE	5.85	48.1	281.4	429.8	NM	NM	NM	NM
Genco Shipping & Trading	GNK	7.38	7.4	54.3	536.6	NM	NM	NM	7.5

					Median	22.3x	20.4x	19.4x	13.6x
					Average	22.3x	20.4x	19.4x	13.0x
Navios Maritime Holdings	NM	1.41	117.1	165.2	1,441.4	18.1x	18.1x	NM	3.9x
(1)	Stock price as of market close on December 30, 2016
(2)	Enterprise Value = market value of common stock + book value of preferred equity + book value of debt + noncontrolling interest – cash
(3)	Estimated values at the time when the impairment analysis was performed.

Source: SEC filings, Bloomberg and the Company’s calculations

**

If you have any questions, please feel free to contact the undersigned at (212) 859-8890 or Stuart Gelfond at (212) 859-8272 at Fried, Frank, Harris, Shriver & Jacobson LLP.

Sincerely,

/s/ Mark Hayek
Mark Hayek

cc:	Kristin Shifflett (Securities and Exchange Commission)
Claire Erlanger (Securities and Exchange Commission)
George Achniotis (Navios Maritime Holdings Inc.)
Vasiliki Papaefthymiou (Navios Maritime Holdings Inc.)
Stuart Gelfond (Fried, Frank, Harris, Shriver & Jacobson LLP)